UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Box Ships Inc. (the “Company”) dated April 29, 2011: Box Ships Inc. Takes Delivery of First Two Containerships.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Date: April 29, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. TAKES DELIVERY OF FIRST TWO CONTAINERSHIPS

ATHENS, Greece, April 29, 2011 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, announced today that it has taken delivery from Paragon Shipping Inc., of the Box Trader and the Box Voyager, two 3,426 TEU high specification vessels built in 2010.  Both vessels have a remaining fixed rate period time charter term of 16 months (with charter option of plus / minus 45 days) with CSAV Valparaiso Chile at a gross daily charter rate of $20,000.

The Box Voyager and Box Trader are the first two of the six vessels comprising the Company’s initial fleet to be delivered. The remaining four vessels include two 5,095 TEU 2007 built containerships, the CMA CGM Kingfish and the CMA CGM Marlin, one 4,546 TEU 2006 built containership, the MSC Siena, and one 6,589 TEU 2010 built containership, the Maule. Following the delivery of these remaining four vessels, Box Ships’ fleet will be comprised of six containerships with a TEU weighted-average age of 2.5 years, a total capacity of 28,177 TEUs and a weighted-average remaining charter duration of 35.3 months.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of two containership vessels with a total carrying capacity of 6,852 TEU’s with agreements to acquire an additional four containerships that will increase the total capacity to 28,177 TEU’s with a weighted-average age of 2.5 years. The company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue

Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: boxships@capitallink.com